UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Marriott Vacations Worldwide Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

57164Y107

(CUSIP Number)

Stephanie M. Loughlin, Esq.

Venable LLP

575 7th Street, NW

Washington, D.C. 20004 (202) 344-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57164Y107	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard E. Marriott
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,609,207
	6.	SHARED VOTING POWER 1,147,257
	7.	SOLE DISPOSITIVE POWER 1,609,207
	8.	SHARED DISPOSITIVE POWER 1,147,257

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,464
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (see Item 4(b) below)
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 57164Y107	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer Marriott Vacations Worldwide Corporation

(b)	Address of Issuer’s Principal Executive Offices 6649 Westwood Boulevard Orlando, Florida 32821

Item 2.

(a)	Name of Person Filing Richard E. Marriott

(b)	Address of the Principal Office or, if None, Residence c/o Host Hotels & Resorts, Inc. 10400 Fernwood Road Bethesda, Maryland 20817

(c)	Citizenship USA

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 57164Y107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 57164Y107	13G	Page 3 of 4 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,756,464 shares (see Item 6 below)

(b)

Percent of class:

Approximately 8.9% (based on the 31,065,226 shares of common stock outstanding as of October 9, 2015, as reported on the cover page of the Form 10-Q for the quarter ended September 11, 2015 filed by Marriott Vacations Worldwide Corporation)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,609,207

	(ii)	Shared power to vote or to direct the vote: 1,147,257

	(iii)	Sole power to dispose or to direct the disposition of: 1,609,207

	(iv)	Shared power to dispose or to direct the disposition of: 1,147,257

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Richard E. Marriott has sole investment and voting power over the following: (a) 249,019 shares in a revocable trust, for which Richard E. Marriott serves as sole trustee; (b) 1,358,488 shares held in a grantor retained annuity trust, for which Richard E. Marriott serves as sole trustee; and (c) 1,700 shares held by a trust established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as sole trustee. Richard E. Marriott shares investment and voting control over the following: (a) 266,922 shares held by trusts for the benefit of the children of Richard E. Marriott and his brother, J.W. Marriott, Jr., for which Richard E. Marriott and J.W. Marriott, Jr. serve as co-trustees; (b) 806,841 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr., Richard E. Marriott, and certain of their children serve as trustees; (c) 28,326 shares owned by Richard E. Marriott’s spouse (Mr. Marriott disclaims beneficial ownership of these shares); and (d) 45,168 shares owned by a trust for the benefit of one of Richard E. Marriott’s children, for which his spouse serves as a co-trustee (Mr. Marriott disclaims beneficial ownership of these shares).

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 57164Y107	13G	Page 4 of 4 Pages

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2016 Date
/s/ Richard E. Marriott
Signature

Richard E. Marriott Name/Title